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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2004

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                 (562) 6309000
                    (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F |X|        Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                           Yes      |_|          No      |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                           Yes      |_|          No      |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes      |_|          No      |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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[LOGO] ENDESA
       GRUPO ENERSIS

       ENDESA SPAIN, Endesa Chile's Parent Company, 2004 DJSI Member

                               [GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE                                   Tomas Gonzalez
                                                        tgonzalez@endesa.cl
For further information contact:
Jaime Montero                                           Irene Aguilo
Investor Relations Director                             iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329                                         Suzanne Sahr
jfmv@endesa.cl                                          ssc@endesa.cl

                   ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2003

(Santiago, Chile, January 27, 2004) - Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended December 31, 2003. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). December 2002 figures have been adjusted by the CPI variation year-to-year, equal to 1,0%. The figures expressed in US Dollars were calculated based on the December 31, 2003 exchange rate.

The consolidated financial statements of Endesa-Chile for the period ended December 31, 2003, include all of the Company's Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroelectrica El Chocon S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroelectrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Eletricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

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                            Highlights for the Period
--------------------------------------------------------------------------------

Endesa Chile's net income reached US$ 131.6 million for the period ended December 31, 2003, compared to US$ 15.9 million loss during the same period of 2002. Loss that was due to a US$168 million net goodwill adjustment required by Chilean accounting practices related to foreign investments.

Relevant highlights of the period are:

a) US$ 570.1 million in operating income, 3.2% lower than the same period of year 2002. However, 2003 figures have been negatively affected by the 17.4% revaluation of the Chilean peso, given the Chilean accounting practices applied to foreign subsidiaries, and also by the effect of the operating income of Infraestructura Dos Mil S.A. and of Canutillar power plant included in year 2002 but sold in 2003. If foreign company results were compared in terms of US dollar/local currency exchange rates, their operating income would be 18.5 % higher than year 2002, more than compensating the lower income due to the sale of assets in Chile.

b) Ch$ 781,653 million reduction of financial debt when compared to December 2002, equivalent to US$ 1,316 million at the year end exchange rate, leading to a US$ 27 million reduction of financial expenses during year 2003.

c) Refinancing the short term debt of Endesa has improved the average debt life from 4.2 to 7.2 years, better adjusting to the company's cash flow.

d) Confirmed successful management of the Latin-American crisis, backed up by the results in Argentina, Brazil, Peru and Colombia, and the capability to refinance debt in all countries.

e) Validation of the quality of the company's assets, confirmed by the successful sale of assets, specifically Infraestructura Dos Mil, Canutillar and transmission lines during 2003 at prices similar to those registered previous to the last regional economic crisis. In particular, central Canutillar power plant price, sold for US$1,000 per installed KW, gives a strong message as to the value of hydraulic electricity capacity in the region, and also the successful reinsertion of the company in the financial markets, both national and international, by issuing bonds and structuring syndicated loans.

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                                TABLE OF CONTENTS
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HIGHLIGHTS FOR THE PERIOD                                                      1
TABLE OF CONTENTS                                                              3
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Thousand US$)                     4
CONSOLIDATED INCOME STATEMENT (Chilean GAAP, Million Ch$)                      5
MAIN EVENTS DURING THE PERIOD                                                  6
OPERATING INCOME                                                               7
NON OPERATING INCOME                                                           9

CONSOLIDATED BALANCE SHEET ANALYSIS                                           10
ASSETS (Chilean GAAP, Thousand US$)                                           10
ASSETS (Chilean GAAP, Million Ch$)                                            10
LIABILITIES (Chilean GAAP, Thousand US)                                       10
LIABILITIES (Chilean GAAP, Million Ch$)                                       10
INDICATOR                                                                     11

CONSOLIDATED BALANCE SHEET (Chilean GAAP)                                     12
ASSETS (Million Ch$, Thousand US$)                                            12
LIABILITIES AND SHAREHOLDER'S EQUITY (Million Ch$, Thousand US$)              13

CONSOLIDATED CASH FLOW (Chilean GAAP)                                         14
EFFECTIVE CASH FLOW (Thousand US$)                                            14
EFFECTIVE CASH FLOW (Million Ch$)                                             14

CASH FLOW FROM FOREIGN OPERATIONS (Chilean GAAP)                              14
EFFECTIVE CASH FLOW (Million US$)                                             14

CONSOLIDATED CASH FLOW (Chilean GAAP)                                         15
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES (Million Ch$, Thousand US$)   15
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES (Million Ch$, Thousand US$)   15
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES (Million Ch$, Thousand US$)   15

BUSINESS INFORMATION. MAIN OPERATING FIGURES                                  16

ENDESA CHILE'S OPERATING INCOME BREAK DOWN BY COUNTRY (Chilean GAAP)          17

ENDESA CHILE'S OWNERSHIP STRUCTURE                                            18

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                          Consolidated Income Statement
                          (Chilean GAAP, thousand US$)
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Table 1.1

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                                                   2002            2003           Var         Chg %
-----------------------------------------------------------------------------------------------------
Operating Revenues                              1,595,622       1,549,817       (45,805)       (2.9%)
Operating Expenses                               (945,001)       (926,990)       18,011         1.9%
-----------------------------------------------------------------------------------------------------
Operating Margin                                  650,620         622,827       (27,793)       (4.3%)
-----------------------------------------------------------------------------------------------------

SG&A                                              (61,724)        (52,751)        8,972        14.5%

-----------------------------------------------------------------------------------------------------
Operating Income                                  588,896         570,076       (18,821)       (3.2%)
-----------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                  (345,115)       (318,076)       27,039         7.8%
Interest Income                                    25,933          25,703          (230)       (0.9%)
Interest Expense                                 (371,048)       (343,779)       27,269         7.3%
Net Income from Related Companies                  14,578          29,252        14,674       100.7%
Equity Gains from Related Companies                25,551          29,880         4,330        16.9%
Equity Losses from Related Companies              (10,973)           (628)       10,344        94.3%
Net other Non Operating Income (Expense)          (23,964)        (26,084)       (2,120)       (8.8%)
Other Non Operating Income                        174,317          75,065       (99,252)      (56.9%)
Other Non Operating Expenses                     (198,281)       (101,149)       97,132        49.0%
Positive Goodwill Amortization                   (184,654)         (2,599)      182,055        98.6%
Price Level Restatement                             6,798             968        (5,829)      (85.8%)
Exchange differences                                 (750)         15,082        15,833      2110.7%
-----------------------------------------------------------------------------------------------------
Non Operating Income                             (533,107)       (301,457)      231,651        43.5%
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and
Neg. Goodwill Amortization                         55,789         268,619       212,830       381.5%
-----------------------------------------------------------------------------------------------------

Income Tax                                       (120,133)        (46,107)       74,026        61.6%
Extraordinary Items                               (18,591)             --        18,591      (100.0%)
Minority Interest                                 (79,055)       (117,188)      (38,133)      (48.2%)
Negative Goodwill Amortization                    146,139          26,254      (119,885)      (82.0%)

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NET INCOME                                        (15,851)        131,578       147,429       930.1%
-----------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Consolidated Income Statement
                           (Chilean GAAP, Million Ch$)
--------------------------------------------------------------------------------

Table 1.2

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                                                   2002            2003           Var         Chg %
-----------------------------------------------------------------------------------------------------
Operating Revenues                                947,480         920,281       (27,199)       (2.9%)
Operating Expenses                               (561,142)       (550,447)       10,695         1.9%
-----------------------------------------------------------------------------------------------------
Operating Margin                                  386,338         369,835       (16,504)       (4.3%)
-----------------------------------------------------------------------------------------------------

SG&A                                              (36,652)        (31,324)        5,328        14.5%

-----------------------------------------------------------------------------------------------------
Operating Income                                  349,687         338,511       (11,176)       (3.2%)
-----------------------------------------------------------------------------------------------------

Net Financial Income (Expenses)                  (204,929)       (188,874)       16,056         7.8%
Interest Income                                    15,399          15,262          (137)       (0.9%)
Interest Expense                                 (220,329)       (204,136)       16,192         7.3%
Net Income from Related Companies                   8,656          17,370         8,714       100.7%
Equity Gains from Related Companies                15,172          17,743         2,571        16.9%
Equity Losses from Related Companies               (6,516)           (373)        6,143        94.3%
Net other Non Operating Income (Expense)          (14,230)        (15,489)       (1,259)       (8.8%)
Other Non Operating Income                        103,509          44,573       (58,936)      (56.9%)
Other Non Operating Expenses                     (117,739)        (60,062)       57,677        49.0%
Positive Goodwill Amortization                   (109,647)         (1,543)      108,104        98.6%
Price Level Restatement                             4,036             575        (3,462)      (85.8%)
Exchange differences                                 (445)          8,956         9,401      2110.7%
-----------------------------------------------------------------------------------------------------
Non Operating Income                             (316,559)       (179,005)      137,554        43.5%
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Net Income before Taxes, Min. Interest and
Neg. Goodwill Amortization                         33,128         159,506       126,378       381.5%
-----------------------------------------------------------------------------------------------------

Income Tax                                        (71,335)        (27,378)       43,957        61.6%
Extraordinary Items                               (11,039)             --        11,039      (100.0%)
Minority Interest                                 (46,943)        (69,586)      (22,643)      (48.2%)
Negative Goodwill Amortization                     86,777          15,590       (71,188)      (82.0%)

-----------------------------------------------------------------------------------------------------
NET INCOME                                         (9,412)         78,131        87,543       930.1%
-----------------------------------------------------------------------------------------------------

Main Events during the Period

Investments

Regarding Company investments, the Ralco project, planned for commissioning during the second half of 2004, had completed 95.7% of its construction work by the end of December 2003. On September 16th, Endesa reached an agreement with the four Pehuenche owners who had originally refused to sell the land, located in the construction area of the plant, to the company. The initial terms and conditions offered were accepted and legal actions dropped. The related contracts were signed October 13th and have cleared the way for Ralco to be operational next year, contributing to the assurance of energy requirements for the year 2004.

A relevant achievement to point out is the certification of 63% of the company's installed generation capacity in the environmental norm ISO 14001. The certification of 88% of the generation assets is expecting to be accomplished by December 2004. This places Endesa in the leading position, in terms of this environmental certification, in Latin America.

Moreover, as part of Endesa Spain, Endesa Chile has become involved in the commitments of Corporate Development Sustainability, a concept that includes three dimensions of sustainable development: environmental, economical and social. Performance is rank by the Dow Jones Sustainability Index (DJSI).

Tariffs and Regulatory Framework

In Chile, the most relevant monomic price for Endesa in the Central Interconnected System (SIC), determined at the Alto Jahuel node with a load factor of 72%, was set by authorities at 24.14 $/KWh, equivalent to 35.74 US$/MWh, for the period starting December 22nd 2003 ending march 31st 2004. This represents a reduction of the rate in local currency of 1.9% and increase of roughly 8% when expressed in US dollars.

The tariff set in this last process was strongly influenced by the comparison with the average market price paid by non-regulated customers. This indicates that the industry is tending towards prices that are compatible with the profitability requirements of investors. In fact, the Congress has approved the "Ley Corta" (short law) on January 23rd and will be effective on March of 2004. This new law will reduce the maximum gap between regulated and free market prices in the Node Price calculation equation from 10% to 5%, distribute the transmission costs between generators and final customers and reduces the definition of free customer from 2,000 KW to 500 KW of energy consumption.

Company Refinancing Plan

During 2003, the company has successfully solved it's short and medium term refinancing requirements, reducing debt levels and prepaying debt with national and international long term bond issues and syndicated loans. This has allowed the company to stretch the average life of liabilities in more than 3 years, improving its debt profile in accordance with the company's cash flow.

Operating Income

Consolidated operating income during 2003 amounted to US$ 570 million, US$ 18.8 million lower than that of the same period of 2002. This reduction is strongly affected by the accounting method used to consolidate the results of our foreign subsidiaries. Although aggregated foreign operating income expressed in US dollars, using each country's local currency exchange rate, increases 17.3% with respect to 2002, when compared in terms of the Chilean peso/US dollar exchange rate, the increase only reaches 3.4%.

Performance of Argentinean and Colombian operations during year 2003 improved significantly when compared to year 2002. Improvement in Argentina is mainly due to higher hydrology than in 2002, and in Colombia, most importantly due to higher energy prices. Operations in Peru have remained mainly stable, while Chilean and Brazilian operations have showed a reduction of operating income when compared to year 2002. Operational returns from Chile have declined as a consequence of the sale of assets and Brazilian operating income has decreased mainly due to the partial billings of energy sales as a consequence of temporary judicial decisions related to contractual disputes.

General and administrative costs have decreased 14.5 % reaching US$ 52.8 million during 2003, US$ 9.0 million less than 2002.

In Chile, consolidated operating income during 2003 reached US$ 261.5 million, representing a 10.0 % reduction with respect to 2002. However, if operating income of 2002 were adjusted, excluding figures of Infraestructura Dos Mil and Canutillar power plant that were sold in 2003, operating income for 2003 would show an increase of 3.2 % when compared to year 2002. Energy sales grew 5% in 2003 compared to 2002, although variable costs also increased as the result of higher thermoelectric generation and higher energy purchases.

In Colombia, consolidated operating income during 2003 increased 12.9 % reaching US$ 144.8 million compared to US$ 128.2 million during 2002, although operating income in local currency increased 48%. Slightly lower physical energy sales were compensated by higher energy prices and lower variable cost, due to increased hydroelectric versus thermal generation when compared to year 2002.

In Argentina, operating income reached US$ 54.4 million, 154% more than the US$
21.4 million obtained during year 2002. Improved performance is due to both, Chocon and Costanera, whose operating income increased by US$ 21.2 million and US$ 11.8 million respectively. Chocon's higher operating income during 2003 compared to year 2002 is the result of higher electricity generation allowed by greater hydrology and a higher average sales price due to the company's spot market/contract sales mix. The improved operating income of Costanera, 35.4 % higher than in year 2002, is mainly explained by the capacity revenue received for the second interconnection line with Brazil that in 2002 was only included from the month of may on, and also due to lower fuel costs. Operating income from Argentina has additionally benefited from the 12.2% revaluation of the Argentine Peso with respect to the US Dollar during 2003.

In Peru, operating income during 2003 fell 13.9 %, reaching US$ 103.2 million compared to the US$ 119.9 million of the same period of 2002. The weaker operational performance of Edegel is solely due to the appreciation of the Chilean peso. In fact, measured in local currency, the company's operational income increases 2.7% during 2003. Physical energy sales increase 7%, while monetary energy sales, in local currency, increase 11.6%.

In Brazil, Cachoeira Dourada's operating income decreased 78.7% reaching US$ 6.2 million during 2003. This weaker result is partially due to the revaluation of the Chilean peso and Brazilian real during 2003, in fact, in local currency operating income declined 30.3%. Other relevant factors that explain the reduction of operating income in 2003 compared to 2002 include the company's increased spot market sales at a lower spot market price and the provisional court decisions in terms of the contractual dispute with Celg that have temporarily implied partial billings.

With respect to our colligated company CIEN, it's renegotiation with COPEL, related to the second interconnection line between Argentine and Brazil, and has been solved. The final agreement, approved by ANEEL, involves very similar margins for Cien. New conditions were negotiated with Argentine suppliers, and allowing increased diversification of energy sales and purchases has reduced the company's risk exposure. The impact on Costanera's operations is not significant, considering that it's main stake is related to the first interconnection line and not the second one that has been the subject of negotiation.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$ 876 million during 2003, 5.6% reduction compared to 2002. The distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 62%, Colombia with 12 %, Brazil with
5.5 %, Peru with 8.5 % and Argentina with 12 %.

Non-Operating Income

The Company's non-operating income for the year 2003 improved 43.5 %, reducing losses from US$ 533.1 million during 2002 to US$ 301.5 million during 2003. This improvement is mainly due to US$ 182.1 million of lower positive goodwill amortization.

Positive Goodwill Amortization. During 2002 the company evaluated the recovery of its positive and negative goodwill generated by the investments in foreign subsidiaries and determined that a positive goodwill amortization of US$ 181.7 million should be accounted for due to the impact of the economic crisis in Argentina and Brazil on our investments in both countries.

Net Financial Income (Expenses). US$ 27.0 million of lower financial expenses was mainly due to US$ 27.3 million decrease in interest expenses as the result of a lower level of financial debt of Ch$ 781.653 million equivalent to US$ 1,316 million less than 2002. This lower debt is the outcome of the 17.4% revaluation of the Chilean peso/US dollar exchange rate since December 2002, and the prepayment of liabilities.

Net Income from Related Companies. The US$ 14.7 million net gain from related companies is mainly explained by, the US$ 6.5 million improvement in the income from the Brazilian associate company CIEN as a consequence of the inclusion of the proceeds from the second transmission line of interconnection with Argentina, US$ 8.2 million higher results from our associate company Gasatacama Generacion Limitada due to the profit from the sale of transmission assets taken place in April 2003.

Exchange Differences. The US$ 15.8 million dollar increase in exchange differences during 2003 with respect to 2002 is the result of US$ 15.1 million exchange difference gain registered during 2003 compared to the US$ 0.8 million dollar loss with respect to 2002. This positive effect is due to the 17.4% appreciation of the Chilean peso/US dollar exchange rate since during 2003, compared to a 9.7 % depreciation of the same rate during 2002.

Other Net Other Non Operating Income. Increase of Net other non operating expenses from US$ 24.0 million in during 2002 to US$ 26.1 million in net expenses during 2003 is, to a great extent, explained by the translation of financial statements of foreign company subsidiaries into dollars according to the Technical Bulletin 64 (BT 64) and by asset sale expenses and provisions related to obsolete assets accounted during year 2003.

--------------------------------------------------------------------------------
                       Consolidated Balance Sheet Analysis
--------------------------------------------------------------------------------

      The evolution of the key financial indicators has been as follows:

Table 2

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Assets (thousand US$)         As of Dec. 2002    As of Dec. 2003       Dic. 03-02           % Var
---------------------------------------------------------------------------------------------------
Current Assets                     922,229            661,607            (260,623)          (28.3%)

Fixed Assets                     9,643,900          7,861,135          (1,782,765)          (18.5%)

Other Assets                       530,947            681,260             150,313            28.3%

Total Assets                    11,097,075          9,204,001          (1,893,074)          (17.1%)
---------------------------------------------------------------------------------------------------

Table 2.1

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Assets (million Ch$)          As of Dec. 2002    As of Dec. 2003       Dic. 03-02           % Var
---------------------------------------------------------------------------------------------------
Current Assets                     547,620            392,862            (154,758)          (28.3%)

Fixed Assets                     5,726,548          4,667,942          (1,058,606)          (18.5%)

Other Assets                       315,276            404,532              89,256            28.3%

Total Assets                     6,589,443          5,465,336          (1,124,108)          (17.1%)
---------------------------------------------------------------------------------------------------

The US$ 261 million reduction in the current assets is mainly due to lower amounts from related companies, which is related to the partial payment and term renegotiation of Atacama Finance's debt and also as a consequence of lower other short term assets deconsolidated along with Infraestructura Dos Mil S.A and a reduction in the amount from coverage instruments. The company's fixed assets decrease by US$ 1,783 million on 2003, as compared to 2002, is due to the deconsolidation of Infraestructura Dos Mil S.A., the sale of Canutillar power plant and transmission lines and also the 17.4 % revaluation of the Chilean peso/US dollar exchange during 2002. The US$ 150 million increase of other assets is mainly explained by the increase in amounts due from related companies as a consequence of the renegotiation of Atacama Finance's debt as mentioned above.

Table 3

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Liabilities (thousand US$)(1)   As of Dec. 2002    As of Dec. 2003       Dic. 03-02            % Var
-----------------------------------------------------------------------------------------------------
Current liabilities                1,929,179            783,579          (1,145,600)          (59.4%)

Long-term liabilities              4,186,160          3,855,902            (330,258)           (7.9%)

Minority interest                  2,548,356          2,050,763            (497,593)          (19.5%)

Equity                             2,433,381          2,513,757              80,376             3.3%

Total Liabilities                 11,097,075          9,204,001          (1,893,074)          (17.1%)
-----------------------------------------------------------------------------------------------------

Table 3.1

-----------------------------------------------------------------------------------------------------
Liabilities (million Ch$)       As of Dec. 2002    As of Dec. 2003       Dic. 03-02            % Var
-----------------------------------------------------------------------------------------------------
Current liabilities                1,145,546            465,289            (680,257)          (59.4%)

Long-term liabilities              2,485,742          2,289,635            (196,107)           (7.9%)

Minority interest                  1,513,214          1,217,743            (295,471)          (19.5%)

Equity                             1,444,942          1,492,669              47,727             3.3%

Total Liabilities                  6,589,443          5,465,336          (1,124,108)          (17.1%)
-----------------------------------------------------------------------------------------------------

(1)   Ch$ figures divided as of December 2003 exchange rate of 1 US$ = Ch$
      593.8

As of December 31, 2003, current liabilities plus long-term liabilities decreased US$ 1,476 million, as compared to December 2002. This decrease is partially explained by the US$170 million payment of the Yankee Bond of our Chilean subsidiary Pehuenche on may 1st, the payment of the (euro) 400 million bond of Endesa Chile Overseas Co. (currently Endesa Chile International) on July 24th, the sale of Infraestructura Dos Mil S.A. that involved the deconsolidation of approximately US$ 220 million in financial debt and the partial prepayment of bank loans. The effect of the Chilean peso/US dollar exchange rate has also played a significant role in the total liabilities reduction.

Table 4

--------------------------------------------------------------------------------
Indicator                 Unit   As of Dec. 2002     As of Dec. 2003     % Var
--------------------------------------------------------------------------------
Liquidity                 Times        0.48                0.84           75.0%

Acid ratio test *         Times        0.37                0.77          108.1%

Leverage **               Times        1.23                1.02          (17.1%)

Short-term debt             %          31.5                16.9          (46.5%)

Long-term debt              %          68.5                83.1           21.4%
--------------------------------------------------------------------------------

*     Current assets net of inventories and pre-paid expenses

**    Compounds to the ratio = Total debt / (equity + minority interest)

The Company's liquidity ratio and acid ratio have improved compared to December 2002, as a consequence of the company's refinancing plan than has increased the portion of long term vs. short-term debt. It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures. Leverage has decreased as a consequence of the company's positive operational performance, prepayment of financial debt and successful asset sales plan, which together improved company's liquidity.

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.1

                                           ---------------------------------------------------------------------------------
ASSETS                                                  Million Ch$                                Thousand US$
                                           ---------------------------------------------------------------------------------

                                           As of Dec. 2002      As of Dec. 2003       As of Dec. 2002        As of Dec. 2003

----------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash                                              7,525                5,508                12,673                 9,277
Time Deposits                                    90,972              155,198               153,203               261,364
Marketable Securities                                 5                1,192                     8                 2,007
Accounts Receivable, net                         89,137               99,529               150,113               167,613
Notes receivable                                  1,021                1,121                 1,719                 1,889
Other accounts receivable                        18,102               50,950                30,485                85,803
Amounts due from related companies              221,699               46,199               373,357                77,802
Inventories, net                                 10,513                9,839                17,704                16,569
Income taxes recoverable                         24,180               14,258                40,722                24,011
Prepaid expenses                                  3,676                2,690                 6,191                 4,530
Other current assets                             80,790                6,379               136,055                10,743
----------------------------------------------------------------------------------------------------------------------------
Total current assets                            547,620              392,862               922,229               661,607
----------------------------------------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT
Property                                         40,661               36,288                68,476                61,112
Buildings and Infrastructure                  6,448,206            5,537,554            10,859,221             9,325,621
Plant and equipment                           1,219,444            1,014,299             2,053,628             1,708,150
Other assets                                     43,224               51,337                72,793                86,456
Technical appraisal                             734,130              601,340             1,236,325             1,012,698
Sub - Total                                   8,485,665            7,240,819            14,290,443            12,194,036
Accumulated depreciation                     (2,759,117)          (2,572,877)           (4,646,543)           (4,332,902)
----------------------------------------------------------------------------------------------------------------------------
Total property, plant and equipment           5,726,548            4,667,942             9,643,900             7,861,135
----------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
Investments in related companies                176,460              165,504               297,171               278,720
Investments in other companies                   82,452               69,089               138,856               116,351
Positive Goodwill                                28,211               22,153                47,509                37,308
Negative goodwill                               (92,642)             (77,429)             (156,016)             (130,396)
Long-term receivables                            19,349               16,676                32,585                28,084
Amounts due from related companies                  907              128,779                 1,528               216,873
Intangibles                                      32,330               28,259                54,447                47,590
Accumulated amortization                         (5,403)              (7,321)               (9,099)              (12,329)
Others                                           73,611               58,821               123,965                99,059
----------------------------------------------------------------------------------------------------------------------------
Total other assets                              315,276              404,532               530,947               681,260
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                  6,589,443            5,465,336            11,097,075             9,204,001
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Consolidated Balance Sheet
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 5.2

                                                  ----------------------------------------------------------------------------
LIABILITIES AND                                                 Million Ch$                             Thousand US$
SHAREHOLDERS' EQUITY                              ----------------------------------------------------------------------------

                                                  As of Dec. 2002     As of Dec. 2003      As of Dec. 2002     As of Dec. 2003
------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term                                             110,559              54,547              186,188              91,861
Current portion of long-term debt                      268,853              97,205              452,767             163,700
Notes Payable                                            7,643                  --               12,871                  --
Current portions of bonds payable                      491,659              57,559              827,988              96,934
Current portion of other long-term debt                 42,045              21,434               70,807              36,096
Dividends payable                                          735                 935                1,237               1,575
Accounts payable and accrued expenses                   67,354              58,558              113,428              98,617
Miscellaneous payables                                  39,212              13,065               66,035              22,002
Amounts payable to related companies                    52,758             123,576               88,848             208,110
Provisions                                              38,910              21,862               65,527              36,817
Withholdings                                             6,505               7,394               10,954              12,451
Income Tax                                               4,513               6,568                7,600              11,061
Deferred Income                                            756                 294                1,273                 495
Deferred Taxes                                              --                  --                   --                  --
Other current liabilities                               14,046               2,292               23,655               3,860
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                            1,145,546             465,289            1,929,179             783,579
------------------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES
Due to banks and financial institutions                669,821             382,924            1,128,024             644,871
Bonds payable                                        1,466,386           1,688,368            2,469,495           2,843,327
Due to other institutions                              147,257             120,532              247,991             202,984
Accounts payable                                        20,194              15,010               34,008              25,277
Amounts payable to related companies                    49,150                  84               82,772                 142
Accrued expenses                                        39,607              38,035               66,700              64,054
Deferred taxes                                          66,557              34,303              112,086              57,768
Other long-Term liabilities                             26,771              10,379               45,084              17,479
------------------------------------------------------------------------------------------------------------------------------
Total Long-term liabilities                          2,485,742           2,289,635            4,186,160           3,855,902
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
Minority interest                                    1,513,214           1,217,743            2,548,356           2,050,763
------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Paid-in capital, no par value                        1,050,194           1,050,194            1,768,599           1,768,599
Capital revaluation reserve                                 --                  --                   --                  --
Additional paid-in capital-share premium               206,009             206,009              346,933             346,933
Other reserves                                          77,976              47,496              131,316              79,987
Total Capital and Reserves                           1,334,178           1,303,699            2,246,847           2,195,518
Accumulated surplus (deficit) during
Development period of certain subsidiaries              (5,932)              1,688               (9,990)              2,843

RETAINED EARNINGS
Retained earnings                                      126,108             109,151              212,375             183,818
Net Income                                              (9,412)             78,131              (15,851)            131,578
Total Retained Earnings                                116,696             187,282              196,524             315,396
------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                           1,444,942           1,492,669            2,433,381           2,513,757
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           6,589,443           5,465,336           11,097,075           9,204,001
------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                             Consolidated Cash Flow
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 6

-----------------------------------------------------------------------------------------------------
Effective Cash Flow (thousand US$)     2002               2003             Variation           % Var
-----------------------------------------------------------------------------------------------------
Operating                             599,075            471,661           (127,414)          (21.3%)

Financing                            (372,451)          (540,442)          (167,991)          (45.1%)

Investment                           (192,864)           187,971            380,835           197.5%

Net cash flow of the period            33,759            119,189             85,430           253.1%
-----------------------------------------------------------------------------------------------------

Table 6.1

-----------------------------------------------------------------------------------------------------
Effective Cash Flow (million Ch$)      2002               2003             Variation           % Var
-----------------------------------------------------------------------------------------------------
Operating                             355,731            280,072            (75,658)          (21.3%)

Financing                            (221,162)          (320,915)           (99,753)          (45.1%)

Investment                           (114,523)           111,617            226,140           197.5%

Net cash flow of the period            20,046             70,775             50,728           253.1%
-----------------------------------------------------------------------------------------------------

Main aspects of the current period cash flow statement are:

a) Cash flow from operating activities decreased 21.3% with respect to the same period of 2002 reaching US$471.7 million during 2003, mainly related to a decrease in positive goodwill amortization, and also due to the reduction of accounts receivable, mainly with Gas Atacama which have been reclassified as other assets until they are able to obtain the financial resources to pay their debt to shareholders that include Endesa. Additionally, a decrease of accounts payable related to non operational results.

b) Net cash flow from financing activities decreased US$ 168.0 million during 2003 when compared to the same period of 2002, mainly due to important issuance and loans debt amortization payments, which were offset by the proceeds from new debt issues.

c) Cash flow from investment activities reached US$ 188.0 million from January to December of 2003 due to the cash received from the sale of assets as well as the collection upon loans to related companies and other income investments. The increased investment related cash inflows have been partially offset by the cash expenditures of the Ralco Project.

--------------------------------------------------------------------------------
                        Cash Flow From Foreign Operations
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 7

-------------------------------------------------------------------------------------------------------------------
Effective Cash Flow (Million US$)                                              2003
-------------------------------------------------------------------------------------------------------------------

                                                                                           Intercompany
                                            Dividends      Capital Red.      Interests       Amortiz.         Total
Argentina                                       0.0             0.0            16.4             0.0            16.4
Brazil                                          0.0             0.0             0.0             0.0             0.0
Colombia                                        0.0             0.0            28.2            11.1            39.3
Peru                                           11.3            14.0             0.0             0.0            25.3
Associate Companies                             0.0             0.0             7.6            35.0            42.6
Investment Companies                            0.0             0.0             0.0             0.0             0.0
Total                                          11.3            14.0            52.2            46.1           123.6
-------------------------------------------------------------------------------------------------------------------

(2) The figures expressed in dollars were calculated based on the average quarterly exchange rate.

--------------------------------------------------------------------------------
                      Consolidated Cash Flow (Chilean GAAP)
--------------------------------------------------------------------------------

Table 8

                                                                    -----------------------------------------------------
                                                                          Million Ch$                 Thousand US$
                                                                    -----------------------------------------------------
                                                                        2002          2003          2002            2003
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                                      (9,412)       78,131       (15,851)        131,578
-------------------------------------------------------------------------------------------------------------------------

(Profit)  loss in sale of assets
   (Profit) loss in sale of assets                                      (715)        4,957        (1,204)          8,348
Charges (credits) which do not represent cash flows:                 223,681       152,611       376,694         257,008
   Depreciation                                                      197,817       179,489       333,138         302,271
   Amortization of intangibles                                         3,239         1,639         5,455           2,760
   Write-offs and provisions                                             388            --           654              --
   Amortization of positive goodwill                                 109,647         1,543       184,654           2,599
   Amortization of negative goodwill (less)                          (86,777)      (15,590)     (146,139)        (26,254)
   Accrued profit from related companies (less)                      (15,172)      (17,743)      (25,551)        (29,880)
   Accrued loss from related companies                                 6,516           373        10,973             628
   Net, price-level restatement                                       (4,036)         (575)       (6,798)           (968)
   Net exchange difference                                               445        (8,956)          750         (15,082)
   Other credits which do not represent cash flow (less)             (76,897)      (19,154)     (129,499)        (32,257)
   Other charges which do not represent cash flow                     88,510        31,585       149,058          53,191
Assets variations which affect cash flow:                              1,624       (39,570)        2,735         (66,639)
   Decrease (increase) in receivable accounts                        (17,107)      (66,024)      (28,809)       (111,188)
   Decrease (increase) in inventories                                  4,727        (1,135)        7,961          (1,911)
   Decrease (increase) in other assets                                14,004        27,588        23,583          46,460
Liabilities variations which affect cash flow:                        93,610        14,357       157,645          24,178
   Accounts payable related to operating results                       6,919        27,388        11,651          46,123
   Interest payable                                                    3,860        (3,717)        6,501          (6,260)
   Income tax payable                                                  2,310       (15,010)        3,890         (25,278)
   Accounts payable related to non operating results                  73,437        (5,533)      123,673          (9,319)
   Accrued expenses and withholdings                                   7,084        11,230        11,930          18,911
   Minority Interest                                                  46,943        69,586        79,055         117,188
-------------------------------------------------------------------------------------------------------------------------
Net Positive Cash Flow Originated from Operating Activities          355,731       280,072       599,075         471,661
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
   Shares issued and subscribed                                        1,864            --         3,139              --
   Proceeds from loans wired                                         252,891       199,445       425,885         335,879
   Proceeds from debt issuance                                       108,096       601,914       182,041       1,013,665
   Proceeds from loans obtained from related companies               155,188            --       261,347              --
   Capital distribution                                               (7,411)      (12,671)      (12,480)        (21,339)
   Other financing sources                                            23,920         6,328        40,284          10,656
   Dividends paid                                                    (69,339)      (36,361)     (116,772)        (61,234)
   Loans, debt amortization (less)                                  (500,952)     (597,005)     (843,637)     (1,005,397)
   Issuance debt amortization(less)                                   (5,887)     (397,377)       (9,915)       (669,210)
   Amortization of loans obtained from related companies            (152,455)      (23,941)     (256,745)        (40,318)
   Amortization of expenses in issuance debt                         (11,252)       (5,681)      (18,949)
   Other disbursements related to financing(less)                    (15,825)      (55,566)      (26,650)        (93,577)
-------------------------------------------------------------------------------------------------------------------------
Net Cash Flow Originated from Financing Activities                  (221,162)     (320,915)     (372,451)       (540,442)
-------------------------------------------------------------------------------------------------------------------------

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
   Sale of fixed assets                                               19,659       152,838        33,106         257,390
   Collection upon loans to related companies                         34,900        43,118        58,774          72,613
   Other income on investments                                         3,787        49,788         6,378          83,847
   Additions to fixed assets (less)                                 (136,207)     (131,140)     (229,381)       (220,848)
   Investments in related companies (less)                            (5,150)       (2,987)       (8,672)         (5,031)
   Investments in marketable securities                                 (732)           --        (1,232)             --
   Loans provided to related companies(less)                         (29,164)           --       (49,113)             --
   Other investment disbursements(less)                               (1,617)           --        (2,723)             --
-------------------------------------------------------------------------------------------------------------------------
Net Cash Flow Originated from Investment activities                 (114,523)      111,617      (192,864)        187,971
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Net Positive Cash Flow for the period                                 20,046        70,775        33,759         119,189
-------------------------------------------------------------------------------------------------------------------------

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT        9,131       (31,222)       15,378         (52,579)
NET VARIATION OF CASH AND CASH EQUIVALENT                             29,178        39,553        49,137          66,610
INITIAL BALANCE OF CASH AND CASH EQUIVALENT                           94,916       124,094       159,845         208,982
-------------------------------------------------------------------------------------------------------------------------
FINAL BALANCE OF CASH AND CASH EQUIVALENT                            124,094       163,647       208,982         275,592
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Business Information
                             Main Operating Figures
--------------------------------------------------------------------------------

Table 9

-----------------------------------------------------------------------------------------------
                              GWh sold            GWh sold
     Company               Jan.-Dec. 2002      Jan.-Dec. 2003      Variation            % Var
-----------------------------------------------------------------------------------------------
Chocon                          3.719               4.676             957               25,73%

Costanera                       4.178               4.583             405                9,69%

Betania                         2.637               2.598             (39)              (1,47%)

Emgesa                         12.002              12.302             300                2,50%

Cachoeira                       3.591               3.770             178                4,97%

Edegel                          4.158               4.443             285                6,84%

Chilean Companies              18.344              18.681             337                1,84%
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                            GWh produced        GWh produced
     Company               Jan.-Dec. 2002      Jan.-Dec. 2003      Variation            % Var
-----------------------------------------------------------------------------------------------
Chocon                          3.682               4.038             356                9,67%

Costanera                       3.609               4.090             481               13,33%

Betania                         1.829               1.589            (240)             (13,11%)

Emgesa                          8.870               9.205             335                3,78%

Cachoeira                       2.467               3.024             558               22,61%

Edegel                          4.279               4.458             179                4,18%

Chilean Companies              16.286              16.524             238                1,46%
-----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              Endesa Chile's Operating Income break down by country
                                 (Chilean GAAP)
--------------------------------------------------------------------------------

Table 10

                          --------------------------------------------------------------------------
                                      Million Ch$                            Thousand US$
-----------------------------------------------------------------------------------------------------------------------
                          Jan.-Dec. 2002      Jan.-Dec. 2003      Jan.-Dec. 2002      Jan.-Dec. 2003           % Var
-----------------------------------------------------------------------------------------------------------------------
Operating Revenues            947.480             920.281           1.595.622           1.549.817               (2,9%)
-----------------------------------------------------------------------------------------------------------------------
Energy sales:
Chocon                         22.231              31.850              37.438              53.637               43,3%
Costanera                      76.906              79.429             129.515             133.764                3,3%
Betania - Emgesa              227.539             208.374             383.192             350.916               (8,4%)
Cachoeira                      51.917              30.792              87.432              51.856              (40,7%)
Edegel                        118.031             110.912             198.773             186.784               (6,0%)
Chile                         408.740             429.149             688.346             722.716                5,0%
Other revenues                 42.116              29.776              70.926              50.144              (29,3%)

-----------------------------------------------------------------------------------------------------------------------
Operating Expenses           (561.142)           (550.447)           (945.001)           (926.990)               1,9%
-----------------------------------------------------------------------------------------------------------------------
Chocon                        (28.998)            (25.940)            (48.835)            (43.684)              10,5%
Costanera                     (55.604)            (51.097)            (93.641)            (86.050)               8,1%
Betania - Emgesa             (145.284)           (119.894)           (244.669)           (201.910)              17,5%
Cachoeira                     (32.901)            (25.215)            (55.408)            (42.464)              23,4%
Edegel                        (39.441)            (43.037)            (66.422)            (72.477)              (9,1%)
Chile                        (258.913)           (285.264)           (436.027)           (480.404)             (10,2%)

-----------------------------------------------------------------------------------------------------------------------
Operating Margin              386.338             369.835             650.620             622.827               (4,3%)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
SG&A                          (36.652)            (31.324)            (61.724)            (52.751)              14,5%
-----------------------------------------------------------------------------------------------------------------------
Chocon                           (364)               (474)               (614)               (798)             (30,1%)
Costanera                      (1.446)             (1.455)             (2.435)             (2.451)              (0,7%)
Betania - Emgesa               (7.558)             (2.717)            (12.728)             (4.575)              64,1%
Cachoeira                      (1.866)             (1.920)             (3.143)             (3.233)              (2,9%)
Edegel                         (8.122)             (7.405)            (13.677)            (12.471)               8,8%
Chile                         (17.296)            (17.353)            (29.128)            (29.224)              (0,3%)

-----------------------------------------------------------------------------------------------------------------------
Operating Income              349.687             338.511             588.896             570.076               (3,2%)
-----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
           Endesa Chile's Ownership Structure, as of December 31, 2003
       Total Shareholders: 27,334. Total Shares Outstanding: 8,201,754,580
--------------------------------------------------------------------------------

Table 11

            -----------------------------------------
            Shareholder                     % Holding

            -----------------------------------------
            Enersis                           59.98%

            Chilean Pension Funds             20.01%

            ADR's                              4.97%

            Individuals                        6.61%

            Others                             8.43%
            -----------------------------------------

--------------------------------------------------------------------------------
                           Conference Call Invitation
--------------------------------------------------------------------------------

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended December 31, 2003, on Thursday, January 29, 2004, at 9:00 am (Eastern Time). To participate, please dial:

                          Conference Call Information:
                Dial-In number: 1 (617) 786-2961, international.
                        Dial-In number: 1 (800) 901-5231
                             Passcode I.D.: 15561722

                               Replay Information:
                Dial-In number: 1 (617) 801-6888, international.
                        Dial-In number: 1 (888) 286-8010
                             Passcode I.D.: 35797721

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access www.endesa.cl, (please not that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO
                                            ------------------------------------
                                                    Hector Lopez Vilaseco
                                                       General Manager

Dated: January 27, 2004